Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER AND FULL-YEAR 2019 RESULTS; ANNOUNCES 2020 FINANCIAL GUIDANCE

•	Strong Wireless loading and accelerated adoption of Rogers Infinite™ unlimited data plans

•	Added 131,000 postpaid nets, up 17% from 2018

•	Grew Wireless adjusted EBITDA by 4%, revenue up 1%

•	Increased Rogers Infinite subscriber base by 40% sequentially to 1.4 million

•	Increased average data usage by over 65% for Rogers Infinite customers

•	Delivered strong Cable results led by Internet growth and adoption of Ignite TV™

•	Continued strong Internet revenue growth of 7%

•	Added 27,000 Internet nets, reflecting continued growth in Internet penetration

•	Increased Ignite TV subscriber base by almost 50% sequentially, representing net additions of 106,000

•	Grew adjusted EBITDA by 2%, revenue in line with 2018

•	Increased consolidated adjusted EBITDA by 1% this quarter, total revenue in line with 2018

•	Free cash flow of $497 million this quarter, up 6%

•	Returned $1,671 million this year to shareholders through dividends and share repurchases, up 69%, including $655 million in share repurchases

•	Released full-year 2020 financial guidance

•	Total service revenue decrease of 2% to increase of 2%

•	Adjusted EBITDA growth of 0% to 2%

•	Capital expenditures of $2.7 billion to $2.9 billion and free cash flow growth of 2% to 4%

TORONTO (January 22, 2020) - Rogers Communications Inc. today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2019.

Consolidated Financial Highlights

	Three months ended December 31			Twelve months ended December 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2019	2018 [1]	% Chg	2019	2018 [1]	% Chg

Total revenue	3,952	3,938	—	15,073	15,096	—
Total service revenue [2]	3,244	3,276	(1)	12,965	12,974	—
Adjusted EBITDA [3]	1,530	1,521	1	6,212	5,983	4
Net income	468	502	(7)	2,043	2,059	(1)
Adjusted net income [3]	511	585	(13)	2,135	2,241	(5)

Diluted earnings per share	$0.92	$0.97	(5)	$3.97	$3.99	(1)
Adjusted diluted earnings per share [3]	$1.00	$1.13	(12)	$4.15	$4.34	(4)

Cash provided by operating activities	1,166	1,051	11	4,526	4,288	6
Free cash flow [3,4]	497	471	6	2,278	2,134	7

[1]
Effective January 1, 2019, we adopted IFRS 16, Leases (IFRS 16), with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated. See "Critical Accounting Policies and Estimates".

[2]	As defined. See "Key Performance Indicators".

[3]
As defined. See "Non-GAAP Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

[4]	2018 free cash flow has been restated. See "Non-GAAP Measures" for more information.

"Our fourth quarter results reflected healthy Wireless postpaid and Internet customer additions, and strong demand for Rogers Infinite data plans, which grew 40% sequentially to 1.4 million subscribers," said Joe Natale, President and CEO. "We were the first to start deploying 5G technology in Canada, and 2020 will see the early stages of our multi-year, multi-billion dollar 5G rollout plan. Investing in 5G is not only critical to Canada’s digital economy, it is critical to Canada’s global competitiveness. As we enter this next decade, we are confident in our long-term growth strategy to deliver the most advanced networks and a continuously improving customer experience while growing shareholder value."

Rogers Communications Inc.	1	Fourth Quarter 2019

Quarterly Financial Highlights

Revenue
Total revenue was stable this quarter and total service revenue decreased by 1%, largely driven by a 1% decrease in Wireless service revenue. The Wireless service revenue decrease was primarily a result of the faster-than-expected subscriber adoption of our new Rogers Infinite unlimited data plans and the related decrease in overage revenue and an elevated competitive market environment.

Cable revenue was stable this quarter, as Internet revenue growth of 7% was primarily offset by a decrease in Phone revenue.

Media revenue decreased by 2% this quarter, primarily as a result of the sale of our publishing business earlier this year, partially offset by higher revenue at Today's Shopping Choice™ (TSC™). Excluding the impact of the sale of our publishing business, Media revenue would have increased by 1% this quarter.

Adjusted EBITDA and margins
This quarter, consolidated adjusted EBITDA increased by 1% and our adjusted EBITDA margin expanded by 10 basis points. The adoption of IFRS 16 resulted in an increase in adjusted EBITDA compared to last year as we have not restated 2018 comparatives; this contributed 3 percentage points of the growth, the majority of which impacts Wireless.

Wireless adjusted EBITDA increased by 4%, leading to a margin of 42.7%, an expansion of 100 basis points from last year, primarily as a result of the impact of adopting IFRS 16.

Cable adjusted EBITDA increased by 2% this quarter, primarily as a result of higher Internet revenue, as discussed above. This gave rise to a margin of 50.4% this quarter, up 100 basis points from last year.

Media adjusted EBITDA decreased by 45%, or $18 million, this quarter, primarily as a result of lower revenue, as discussed above, and higher programming costs.

Net income and adjusted net income
Net income and adjusted net income both decreased this quarter as the increase in adjusted EBITDA was offset primarily by higher depreciation and amortization and higher finance costs.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $1,166 million this quarter, up 11%, and free cash flow of $497 million this quarter, up 6%.

Our solid financial results enabled us to continue to make investments in our network and spectrum holdings, strengthen our asset position, and still return substantial cash to shareholders through dividends and share repurchases. We paid $256 million in dividends this quarter, repurchased for cancellation 5.6 million Class B Non-Voting common shares (Class B Non-Voting Shares) for $357 million under our normal course issuer bid (NCIB) program, and ended the quarter with a debt leverage ratio of 2.9, up from 2.5 at the end of 2018, as a result of our acquisition of $1.7 billion of 600 MHz spectrum licences this year and our adoption of IFRS 16.

Rogers Communications Inc.	2	Fourth Quarter 2019

Rogers Infinite Highlights

Late in the second quarter of 2019, we launched our new Rogers Infinite unlimited data plans. Fido wireless customers are also now benefitting from Data Overage Protection, which lets customers pause and purchase data from their phone when they reach their data usage limits. Some of the highlights of our Rogers Infinite plans include:

Subscribers

•	Approximately 1.4 million subscribers, or triple the number we had expected at this time, are currently benefitting from our Rogers Infinite unlimited data plans.

•	Approximately 60% of our existing customers that have migrated to these plans have upgraded to higher price plans, whereas about 40% of our customers have downgraded.

•	These migrated customers are, on average, using over 65% more data than they had previously used.

Overage revenue and blended ARPU

•	Overall, data overage fees have historically represented approximately 5% of Wireless service revenue annually.

•	Wireless blended ARPU declined 1% this quarter, primarily as a result of the decrease in overage revenue.

•	Excluding the decline in overage revenue, blended ARPU and Wireless service revenue would have grown by approximately 1% this quarter.

•	Overage revenue declines and related blended ARPU impacts are expected to occur over the next four quarters.

•	By the second half of 2020, we anticipate a return to overall blended ARPU growth.

Customer service

•	Customers on Rogers Infinite plans have an almost 18% higher “likelihood to recommend” score compared to customers on our other plans.

•	Infinite customers are approximately 20% less likely to call our contact centres than customers on our other wireless plans.

Rogers Communications Inc.	3	Fourth Quarter 2019

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights from 2019.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Increased customer "likelihood to recommend" scores.

•	Improved customer self serve, grew digital adoption, and reduced call volume into our contact centres.

•	Introduced device financing options to give customers more choice and transparency.

•	Introduced Rogers Pro On-the-Go™, a new retail service that delivers and set up wireless devices to a customer’s location of choice.

Invest in our networks and technology to deliver leading performance and reliability

•
Announced our initial rollout of Canada’s first 5G network in downtown Vancouver, Toronto, Ottawa, and Montreal in preparation for the commercial availability of 5G devices later this year; we expect to expand the Rogers 5G network to over 20 more markets in 2020.

•	Became a founding member of the 5G Future Edge Forum, which will collaborate to develop interoperable 5G standards across key geographic regions, including the Americas, Asia-Pacific, and Europe.

•	Awarded "Best in Test" for overall wireless experience by Umlaut, a global mobile network benchmarking leader, based on measurement testing conducted between May 6 and July 15, 2019.

•	Awarded the 2019 Speedtest® Award for Canada’s Fastest Internet by Ookla, a global leader in fixed broadband and mobile network testing.

•	Acquired 600 MHz 5G spectrum in every single province and territory.

•	Partnered with five leading institutions to advance made-in-Canada 5G research and development.

Deliver innovative solutions and compelling content that our customers will love

•	Introduced Rogers Infinite unlimited data plans with no overage fees.

•	Launched Fido Data Overage Protection to help customers manage their data wireless worry-free.

•	Expanded Ignite TV service across the entire Rogers cable footprint.

•	Invested $683 million during the 2019 broadcast year to create and produce compelling Canadian content.

Drive profitable growth in all the markets we serve

•	Achieved 2019 revised financial guidance targets.

•	Returned $1.7 billion to shareholders through dividend payments and share repurchases, up nearly 70%.

•	Delivered industry-leading total shareholder return of 36% over the past three years.

•	Delivered strong growth in Cable driven by Internet leadership.

Develop our people and a high performance culture

•	Achieved a best-in-class employee engagement score of 85%.

•	Recognized with 10 employment awards, including one of Canada’s Most Admired Corporate Cultures.

•	Named to the 2019 Bloomberg Gender-Equality Index in January 2019, which named 230 companies committed to transparency in gender reporting and advancing women's equality in the workplace.

•	Named to the LGBT Corporate Canadian Index for advancing equality in diversity.

Be a strong, socially responsible leader in our communities across Canada

•	Contributed $14 billion in economic value to the Canadian economy.

•	Contributed over $60 million through cash and in-kind investments to help our communities thrive.

•	Volunteered 20,000 hours to support 80 charitable organizations across Canada during our annual Give Together Volunteer Days.

Rogers Communications Inc.	4	Fourth Quarter 2019

Achieved Revised 2019 Guidance

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2019 financial metrics.

(In millions of dollars, except percentages; unaudited)	2018	2019			2019
	Actual	Guidance Ranges			Actual		Achievement

Consolidated Guidance [1]
Revenue	15,096	Decrease of 1%	to	increase of 1%	15,073	—%	✓
Adjusted EBITDA [2]	5,983	Increase of 3%	to	5%	6,212	4%	✓
Capital expenditures [3]	2,790	2,750	to	2,850	2,807	n/m	✓
Free cash flow [2]	2,134	Increase of 100	to	200	2,278	7%	✓
n/m - not meaningful

[1]
This table outlines guidance ranges for selected full-year 2019 consolidated financial metrics provided in our January 24, 2019 earnings release and subsequently updated on October 23, 2019. Guidance ranges presented as percentages reflect percentage increases over 2018 actual results.

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

2020 Outlook

For the full-year 2020, we expect relatively stable service revenue and that growth in adjusted EBITDA will drive higher free cash flow. In 2020, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders. We are providing a guidance range for total service revenue this year as this metric more closely reflects our core business with our customers.

	2019	2020 Guidance Ranges [1]
(In millions of dollars, except percentages; unaudited)	Actual

Consolidated Guidance
Total service revenue [2]	12,965	Decrease of 2%	to	increase of 2%
Adjusted EBITDA [3]	6,212	Increase of 0%	to	2%
Capital expenditures [4]	2,807	2,700	to	2,900
Free cash flow [3]	2,278	Increase of 2%	to	4%

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2019 results.

[2]	As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

The above table outlines guidance ranges for selected full-year 2020 consolidated financial metrics. These ranges take into consideration our current outlook and our 2019 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2020 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" (including the material assumptions listed under the heading "Key assumptions underlying our 2020 guidance") and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board of Directors-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Rogers Communications Inc.	5	Fourth Quarter 2019

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Terrie Tweddle
647.435.6470	647.501.8346
paul.carpino@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2019 results teleconference with the investment community will be held on:

•	January 22, 2020

•	8:00 a.m. Eastern Time

•	webcast available at investors.rogers.com

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	6	Fourth Quarter 2019

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2019, as well as forward-looking information about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2019, which we intend to file with securities regulators in Canada and the US in the coming weeks. These documents will be made available at investors.rogers.com, sedar.com, and sec.gov or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2018 Annual MD&A, our 2018 Audited Consolidated Financial Statements, our 2019 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 21, 2020 and was approved by RCI's Board of Directors (the Board). This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

Effective January 1, 2019, we adopted the new accounting standard, IFRS 16, Leases (IFRS 16), that is discussed in "Critical Accounting Policies and Estimates" in this earnings release. The adoption of IFRS 16 had a significant effect on our reported results. Due to our selected transition method, we have not restated our prior year comparatives.

Effective January 1, 2019, we redefined free cash flow, a non-GAAP measure, such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We redefined free cash flow to simplify this measure and believe removing this adjustment will make us more comparable within our industry. We have restated prior period free cash flow for this change. See "Non-GAAP Measures" for more information.

In this earnings release, this quarter, the quarter, or fourth quarter refer to the three months ended December 31, 2019, first quarter refers to the three months ended March 31, 2019, second quarter refers to the three months ended June 30, 2019, third quarter refers to the three months ended September 30, 2019, and year to date or full-year refer to the twelve months ended December 31, 2019. All results commentary is compared to the equivalent periods in 2018 or as at December 31, 2018, as applicable, unless otherwise indicated.

™ Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2020 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	7	Fourth Quarter 2019

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2019	2018 [1]	% Chg		2019	2018 [1]	% Chg

Revenue
Wireless	2,493	2,464	1		9,250	9,200	1
Cable	987	989	—		3,954	3,932	1
Media	530	540	(2)		2,072	2,168	(4)
Corporate items and intercompany eliminations	(58)	(55)	5		(203)	(204)	—
Revenue	3,952	3,938	—		15,073	15,096	—
Total service revenue [2]	3,244	3,276	(1)		12,965	12,974	—

Adjusted EBITDA [3]
Wireless	1,064	1,028	4		4,345	4,090	6
Cable	497	489	2		1,919	1,874	2
Media	22	40	(45)		140	196	(29)
Corporate items and intercompany eliminations	(53)	(36)	47		(192)	(177)	8
Adjusted EBITDA	1,530	1,521	1		6,212	5,983	4

Adjusted EBITDA margin [3]	38.7%	38.6%	0.1	pts	41.2%	39.6%	1.6	pts

Net income	468	502	(7)		2,043	2,059	(1)
Basic earnings per share	$0.92	$0.97	(5)		$3.99	$4.00	—
Diluted earnings per share	$0.92	$0.97	(5)		$3.97	$3.99	(1)

Adjusted net income [3]	511	585	(13)		2,135	2,241	(5)
Adjusted basic earnings per share [3]	$1.00	$1.14	(12)		$4.17	$4.35	(4)
Adjusted diluted earnings per share [3]	$1.00	$1.13	(12)		$4.15	$4.34	(4)

Capital expenditures	791	828	(4)		2,807	2,790	1
Cash provided by operating activities	1,166	1,051	11		4,526	4,288	6
Free cash flow [3,4]	497	471	6		2,278	2,134	7

[1]
Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effects of IFRS 16. See "Critical Accounting Policies and Estimates".

2 As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2018 free cash flow has been restated. See "Non-GAAP Measures" for more information.

Rogers Communications Inc.	8	Fourth Quarter 2019

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Service revenue	1,788	1,806	(1)		7,156	7,091	1
Equipment revenue	705	658	7		2,094	2,109	(1)
Revenue	2,493	2,464	1		9,250	9,200	1

Operating expenses
Cost of equipment	733	695	5		2,231	2,264	(1)
Other operating expenses	696	741	(6)		2,674	2,846	(6)
Operating expenses	1,429	1,436	—		4,905	5,110	(4)

Adjusted EBITDA	1,064	1,028	4		4,345	4,090	6

Adjusted EBITDA margin	42.7%	41.7%	1.0	pts	47.0%	44.5%	2.5	pts
Capital expenditures	360	309	17		1,320	1,086	22

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn, blended ABPU, and blended ARPU)	2019	2018	Chg		2019	2018	Chg

Postpaid
Gross additions	483	448	35		1,566	1,632	(66)
Net additions	131	112	19		334	453	(119)
Total postpaid subscribers [2,3]	9,438	9,157	281		9,438	9,157	281
Churn (monthly)	1.26%	1.23%	0.03	pts	1.11%	1.10%	0.01	pts
Prepaid
Gross additions	168	157	11		773	751	22
Net losses	(76)	(139)	63		(97)	(152)	55
Total prepaid subscribers [2,4]	1,402	1,626	(224)		1,402	1,626	(224)
Churn (monthly)	5.58%	5.85%	(0.27	pts)	4.86%	4.38%	0.48	pts
Blended ABPU (monthly)	$66.17	$65.12	$1.05		$66.23	$64.74	$1.49
Blended ARPU (monthly)	$55.26	$55.91	($0.65)		$55.49	$55.64	($0.15)

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]
Effective October 1, 2019, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 53,000 subscribers to remove a low-ARPU public services customer that is in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business.

[4]
Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

Service revenue
The 1% decrease in service revenue this quarter was a result of:

•
a 1% decrease in blended ARPU this quarter, due to a decrease in overage revenue as a result of strong customer adoption of our new Rogers Infinite unlimited data plans, and elevated competitive intensity in the marketplace; partially offset by

•	a larger postpaid subscriber base.

The 2% increase in blended ABPU this quarter was primarily a result of an ongoing shift in the product mix of device sales towards higher-value devices.

The increase in postpaid gross and net additions this quarter was a result of strong adoption of our Rogers Infinite plans by new customers. The increase in postpaid churn was a result of general heightened competitive intensity.

Rogers Communications Inc.	9	Fourth Quarter 2019

Equipment revenue
The 7% increase in equipment revenue this quarter was a result of:

•	higher postpaid gross additions; and

•	a shift in the product mix of device sales towards higher-value devices.

Operating expenses
Cost of equipment
The 5% increase in the cost of equipment this quarter was a result of the same factors discussed in equipment revenue above.

Other operating expenses
The 6% decrease in other operating expenses this quarter was primarily a result of:

•	the impact of the adoption of IFRS 16; and

•	various cost efficiencies.

Adjusted EBITDA
The 4% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Fourth Quarter 2019

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Internet	575	536	7		2,259	2,114	7
Television	355	363	(2)		1,430	1,442	(1)
Phone	54	86	(37)		251	363	(31)
Service revenue	984	985	—		3,940	3,919	1
Equipment revenue	3	4	(25)		14	13	8
Revenue	987	989	—		3,954	3,932	1

Operating expenses
Cost of equipment	5	6	(17)		23	21	10
Other operating expenses	485	494	(2)		2,012	2,037	(1)
Operating expenses	490	500	(2)		2,035	2,058	(1)

Adjusted EBITDA	497	489	2		1,919	1,874	2

Adjusted EBITDA margin	50.4%	49.4%	1.0	pts	48.5%	47.7%	0.8	pts
Capital expenditures	289	422	(32)		1,153	1,429	(19)

Cable Subscriber Results 1

	Three months ended December 31			Twelve months ended December 31
(In thousands)	2019	2018	Chg	2019	2018	Chg

Internet
Net additions	27	25	2	104	109	(5)
Total Internet subscribers [2]	2,534	2,430	104	2,534	2,430	104
Television
Net losses	(17)	(16)	(1)	(106)	(55)	(51)
Total Television subscribers [2]	1,579	1,685	(106)	1,579	1,685	(106)
Phone
Net (losses) additions	(11)	(4)	(7)	(44)	8	(52)
Total Phone subscribers [2]	1,072	1,116	(44)	1,072	1,116	(44)

Homes passed [2]	4,472	4,361	111	4,472	4,361	111
Total service units [3]
Net (losses) additions	(1)	5	(6)	(46)	62	(108)
Total service units [2]	5,185	5,231	(46)	5,185	5,231	(46)

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone.

Revenue
The stable revenue this quarter was a result of:

•	the impact of Internet and Television service pricing changes;

•	a larger Internet subscriber base; and

•	the movement of Television customers to higher content tiers; offset by

•	new bundled pricing constructs that provide a larger Phone discount; and

•	a lower subscriber base for our Television and Phone products.

Rogers Communications Inc.	11	Fourth Quarter 2019

Internet revenue
The 7% increase in Internet revenue this quarter was a result of:

•	a larger Internet subscriber base, with customers increasingly moving to higher speed and usage tiers; and

•	the impact of Internet service pricing changes; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 2% decrease in Television revenue this quarter was a result of:

•	the decline in Television subscribers; partially offset by

•	the impact of Television service pricing changes;

•	the migration of subscribers from our legacy TV product to Ignite TV;

•	the movement of customers to higher content tiers; and

•	lower promotional pricing provided to subscribers.

Phone revenue
The 37% decrease in Phone revenue this quarter was primarily a result of:

•	new bundled pricing constructs that provide a larger Phone discount; and

•	the general decline in Phone subscribers over the past year.

Operating expenses
The 2% decrease in operating expenses this quarter was a result of:

•	the impact of the adoption of IFRS 16; and

•	various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Fourth Quarter 2019

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue	530	540	(2)		2,072	2,168	(4)
Operating expenses	508	500	2		1,932	1,972	(2)

Adjusted EBITDA	22	40	(45)		140	196	(29)

Adjusted EBITDA margin	4.2%	7.4%	(3.2	pts)	6.8%	9.0%	(2.2	pts)
Capital expenditures	46	43	7		102	90	13

Revenue
The 2% decrease in revenue this quarter was a result of:

•	the sale of our publishing business in the second quarter; partially offset by

•	higher revenue generated by TSC.

Excluding the sale of our publishing business, Media revenue would have increased by 1% this quarter.

Operating expenses
The 2% increase in operating expenses this quarter was a result of:

•	higher cost of sales at TSC, in line with the higher revenue as discussed above; and

•	higher programming costs; partially offset by

•	lower publishing-related costs due to the sale of the business.

Adjusted EBITDA
The 45% decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Fourth Quarter 2019

CAPITAL EXPENDITURES

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2019	2018	% Chg		2019	2018	% Chg

Wireless	360	309	17		1,320	1,086	22
Cable	289	422	(32)		1,153	1,429	(19)
Media	46	43	7		102	90	13
Corporate	96	54	78		232	185	25

Capital expenditures [1]	791	828	(4)		2,807	2,790	1

Capital intensity [2]	20.0%	21.0%	(1.0	pts)	18.6%	18.5%	0.1	pts

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[2]	As defined. See "Key Performance Indicators".

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready and we continue work on our 5G deployments in the new 600 MHz band as well as other bands.

Cable
The decrease in capital expenditures in Cable this quarter was primarily a result of lower purchases of customer premise equipment and lower investments related to the initial launch of Ignite TV. We have continued upgrading our network infrastructure with additional fibre deployments, including increasing our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

Media
The increase in capital expenditures in Media this quarter was primarily a result of greater investments in renovations at various Toronto Blue Jays facilities.

Corporate
The increase in capital expenditures in Corporate this quarter was primarily a result of higher investments in our real estate facilities this year and proceeds received on the sale of certain real estate assets last year.

Capital intensity
Capital intensity decreased this quarter as a result of lower capital expenditures, as discussed above.

Rogers Communications Inc.	14	Fourth Quarter 2019

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg

Adjusted EBITDA [1]	1,530	1,521	1	6,212	5,983	4
Deduct (add):
Depreciation and amortization	638	564	13	2,488	2,211	13
Gain on disposition of property, plant and equipment	—	—	—	—	(16)	(100)
Restructuring, acquisition and other	38	94	(60)	139	210	(34)
Finance costs	230	205	12	840	793	6
Other income	(12)	(26)	(54)	(10)	(32)	(69)
Income tax expense	168	182	(8)	712	758	(6)

Net income	468	502	(7)	2,043	2,059	(1)
n/m - not meaningful

[1]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg

Depreciation of property, plant and equipment	588	557	6	2,297	2,174	6
Amortization	3	7	(57)	16	37	(57)
Depreciation and amortization before depreciation of right-of-use assets	591	564	5	2,313	2,211	5
Depreciation of right-of-use assets [1]	47	—	n/m	175	—	n/m

Total depreciation and amortization	638	564	13	2,488	2,211	13

[1]	See "Critical Accounting Policies and Estimates" for more information.

Total depreciation and amortization increased this quarter and year to date as a result of depreciation of right-of-use assets due to our adoption of IFRS 16 on January 1, 2019 and higher capital expenditures over the past several years. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter and year to date, we incurred $38 million and $139 million (2018 - $94 million and $210 million), respectively, in restructuring, acquisition and other expenses. These costs were a result of severance costs associated with the targeted restructuring of our employee base and contract termination and other costs. Last year, these costs were also a result of certain sports-related contract termination costs.

Rogers Communications Inc.	15	Fourth Quarter 2019

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg

Interest on borrowings [1]	192	173	11	746	709	5
Interest on post-employment benefits liability	3	4	(25)	11	14	(21)
Loss on repayment of long-term debt	19	—	—	19	28	(32)
(Gain) loss on foreign exchange	(27)	90	n/m	(79)	136	n/m
Change in fair value of derivative instruments	26	(63)	n/m	80	(95)	n/m
Capitalized interest	(5)	(5)	—	(19)	(20)	(5)
Other	5	6	(17)	21	21	—

Finance costs before interest on lease liabilities	213	205	4	779	793	(2)
Interest on lease liabilities [2]	17	—	n/m	61	—	n/m

Total finance costs	230	205	12	840	793	6

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

[2]	See "Critical Accounting Policies and Estimates" for more information.

The 12% increase in finance costs this quarter was a result of:

•	a $19 million loss related to the early repayment of $900 million of senior notes otherwise due in September 2020 (see "Managing Our Liquidity and Financial Resources");

•	interest on lease liabilities as a result of our adoption of IFRS 16; and

•
higher outstanding debt as a result of our debt issuances in April 2019, in large part to fund our acquisition of 600 MHz spectrum licences (see "Managing Our Liquidity and Financial Resources"); partially offset by

•	a $21 million loss on discontinuation of hedge accounting on certain bond forward derivatives recognized in 2018.

Income tax expense

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2019	2018	2019	2018

Statutory income tax rate	26.7%	26.7%	26.7%	26.7%
Income before income tax expense	636	684	2,755	2,817
Computed income tax expense	170	183	736	752
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	—	3	—	5
Non-(taxable) deductible portion of equity (income) losses	—	(3)	7	1
Income tax adjustment, legislative tax change	—	—	(23)	—
Non-taxable portion of capital gains	—	—	(2)	(9)
Other items	(2)	(1)	(6)	9

Total income tax expense	168	182	712	758

Effective income tax rate	26.4%	26.6%	25.8%	26.9%
Cash income taxes paid	55	54	400	370

The effective income tax rate for the quarter was not materially different from the statutory income tax rate. Cash income taxes paid this quarter were in line with 2018.

Rogers Communications Inc.	16	Fourth Quarter 2019

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2019	2018	% Chg	2019	2018	% Chg

Net income	468	502	(7)	2,043	2,059	(1)
Basic earnings per share	$0.92	$0.97	(5)	$3.99	$4.00	—
Diluted earnings per share	$0.92	$0.97	(5)	$3.97	$3.99	(1)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2019	2018	% Chg	2019	2018	% Chg

Adjusted EBITDA [1]	1,530	1,521	1	6,212	5,983	4
Deduct:
Depreciation and amortization	638	564	13	2,488	2,211	13
Finance costs [2]	211	184	15	821	744	10
Other income	(12)	(26)	(54)	(10)	(32)	(69)
Income tax expense [3]	182	214	(15)	778	819	(5)

Adjusted net income [1]	511	585	(13)	2,135	2,241	(5)

Adjusted basic earnings per share [1]	$1.00	$1.14	(12)	$4.17	$4.35	(4)
Adjusted diluted earnings per share [1]	$1.00	$1.13	(12)	$4.15	$4.34	(4)

[1]
Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]
Finance costs exclude a $19 million loss on repayment of long-term debt for the three and twelve months ended December 31, 2019 (2018 - $28 million loss for the twelve months ended December 31, 2018). Finance costs also exclude a $21 million loss on discontinuation of hedge accounting on certain bond forwards for the three and twelve months ended December 31, 2018.

[3]
Income tax expense excludes recoveries of $14 million and $43 million (2018 - recoveries of $32 million and $61 million) for the three and twelve months ended December 31, 2019, respectively, related to the income tax impact for adjusted items. Income tax expense also excludes a $23 million recovery (2018 - nil) as a result of legislative tax changes for the twelve months ended December 31, 2019.

Rogers Communications Inc.	17	Fourth Quarter 2019

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2019	2018	2019	2018

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,290	1,298	5,843	5,498
Change in non-cash operating working capital items	129	(42)	(138)	(114)
Cash provided by operating activities before income taxes paid and interest paid	1,419	1,256	5,705	5,384
Income taxes paid	(55)	(54)	(400)	(370)
Interest paid	(198)	(151)	(779)	(726)

Cash provided by operating activities	1,166	1,051	4,526	4,288

Investing activities:
Capital expenditures	(791)	(828)	(2,807)	(2,790)
Additions to program rights	(31)	(26)	(60)	(54)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	109	107	(35)	(125)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(1,731)	—
Other	20	9	21	25

Cash used in investing activities	(693)	(738)	(4,612)	(2,944)

Financing activities:
Net proceeds received on short-term borrowings	553	256	30	508
Net (repayment) issuance of long-term debt	(92)	—	2,184	(823)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	5	26	(121)	388
Principal payments of lease liabilities [1]	(43)	—	(167)	—
Transaction costs incurred	(28)	—	(61)	(18)
Repurchase of Class B Non-Voting Shares	(361)	—	(655)	—
Dividends paid	(256)	(247)	(1,016)	(988)
Other	(19)	—	(19)	—

Cash (used in) provided by financing activities	(241)	35	175	(933)

Change in cash and cash equivalents	232	348	89	411
Cash and cash equivalents (bank advances), beginning of period	262	57	405	(6)

Cash and cash equivalents, end of period	494	405	494	405

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. See "Critical Accounting Policies and Estimates" for more information.

Operating activities
The 11% increase in cash provided by operating activities this quarter was a result of higher funding provided by non-cash working capital items.

Investing activities
Capital expenditures
During the quarter, we incurred $791 million on capital expenditures, before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Rogers Communications Inc.	18	Fourth Quarter 2019

Financing activities
During the quarter, we received net amounts of $438 million (2018 - received $282 million) on our short-term borrowings, long-term debt, and related derivatives, including transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at December 31, 2019 and December 31, 2018.

	As at December 31	As at December 31
(In millions of dollars)	2019	2018

Accounts receivable securitization program	650	650
US commercial paper program	1,588	1,605

Total short-term borrowings	2,238	2,255

On April 1, 2019, we entered into a US$2.2 billion ($2.9 billion) non-revolving credit facility. Earlier this year, we borrowed US$420 million ($561 million) and subsequently repaid US$420 million ($564 million) on this facility. Concurrent with the borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the borrowings under the non-revolving credit facility. We did not designate these debt derivatives as hedges for accounting purposes. On May 3, 2019, we cancelled the non-revolving credit facility.

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2019 and 2018.

		Three months ended December 31, 2019			Twelve months ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	2,851	1.32	3,766	12,897	1.33	17,127
Repayment of US commercial paper	(2,430)	1.32	(3,213)	(12,876)	1.33	(17,094)
Net proceeds received from US commercial paper			553			33

Proceeds received from credit facilities	—	—	—	420	1.34	561
Repayment of credit facilities	—	—	—	(420)	1.34	(564)
Net repayment of credit facilities			—			(3)

Net proceeds received on short-term borrowings			553			30

		Three months ended December 31, 2018			Twelve months ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	3,826	1.31	5,026	15,262	1.29	19,752
Repayment of US commercial paper	(3,626)	1.32	(4,770)	(14,858)	1.30	(19,244)
Net proceeds received from US commercial paper			256			508

Proceeds received from accounts receivable securitization			—			225
Repayment of accounts receivable securitization			—			(225)
Net proceeds received from accounts receivable securitization			—			—

Net proceeds received on short-term borrowings			256			508

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See "Financial Risk Management" for more information.

Rogers Communications Inc.	19	Fourth Quarter 2019

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2019 and 2018.

		Three months ended December 31, 2019			Twelve months ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Senior note issuances (Cdn$)			—			1,000
Senior note issuances (US$)	1,000	1.31	1,308	2,250	1.33	2,984
Total senior note issuances			1,308			3,984

Senior note repayments (Cdn$)			(1,400)			(1,800)

Net (repayment) issuance of long-term debt			(92)			2,184

		Three months ended December 31, 2018			Twelve months ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	125	1.26	157
Credit facility repayments (US$)	—	—	—	(125)	1.26	(157)
Net borrowings under credit facilities			—			—

Senior note issuances (US$)	—	—	—	750	1.25	938
Senior note repayments (US$)	—	—	—	(1,400)	1.26	(1,761)
Net repayment of senior notes			—			(823)

Net repayment of long-term debt			—			(823)

The table below summarizes the activity relating to our long-term debt for the three and twelve months ended December 31, 2019 and 2018.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2019	2018	2019	2018

Long-term debt net of transaction costs, beginning of period	16,279	13,865	14,290	14,448
Net (repayment) issuance of long-term debt	(92)	—	2,184	(823)
(Gain) loss on foreign exchange	(195)	422	(458)	672
Deferred transaction costs incurred	(28)	—	(61)	(18)
Amortization of deferred transaction costs	3	3	12	11

Long-term debt net of transaction costs, end of period	15,967	14,290	15,967	14,290

Issuance of senior notes and related debt derivatives
In November 2019, we issued US$1 billion senior notes due 2049 at a rate of 3.7%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $1.3 billion from the issuance.

Repayment of senior notes and related derivative settlements
In November 2019, we repaid the entire outstanding principal amount of our $900 million 4.7% senior notes otherwise due in September 2020 for which we recognized a $19 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment. We also repaid the entire outstanding principal amount of our $500 million 5.38% senior notes, which came due on November 4, 2019. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	20	Fourth Quarter 2019

Repurchase of Class B Non-Voting Shares
During the quarter, we repurchased for cancellation 5,614,139 Class B Non-Voting Shares under our NCIB program for a purchase price of $357 million. This year, we have repurchased for cancellation 9,887,357 Class B Non-Voting Shares under our NCIB programs for a total purchase price of $655 million. See "Financial Condition" for more information.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2019 and 2018. On January 22, 2020, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on April 1, 2020 to shareholders of record on March 10, 2020.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 17, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 22, 2019	December 11, 2019	January 2, 2020	0.50	253

January 25, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247
October 19, 2018	December 11, 2018	January 3, 2019	0.48	247

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg
		(restated) [1]			(restated) [1]

Adjusted EBITDA [2]	1,530	1,521	1	6,212	5,983	4
Deduct:
Capital expenditures [3]	791	828	(4)	2,807	2,790	1
Interest on borrowings, net of capitalized interest	187	168	11	727	689	6
Cash income taxes [4]	55	54	2	400	370	8

Free cash flow [1,2]	497	471	6	2,278	2,134	7

[1]	Effective January 1, 2019, we redefined free cash flow. See "Non-GAAP Measures" for more information.

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[4]	Cash income taxes are net of refunds received.

Free cash flow increased this quarter primarily as a result of lower capital expenditures and higher adjusted EBITDA, partially offset by higher interest on borrowings.

Rogers Communications Inc.	21	Fourth Quarter 2019

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2019 and December 31, 2018.

As at December 31, 2019	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	1,593	1,599
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	1,593	1,599
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	494	—	—	—	494

Total	4,845	650	109	1,593	2,493

As at December 31, 2018	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	1,605	1,586
Outstanding letters of credit	982	—	982	—	—
Total bank credit facilities	4,182	—	991	1,605	1,586
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	405	—	—	—	405

Total	5,637	650	991	1,605	2,391

In addition to the sources of available liquidity noted above, we held $1,831 million of marketable securities in publicly traded companies as at December 31, 2019 (December 31, 2018 - $1,051 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.30% as at December 31, 2019 (December 31, 2018 - 4.45%) and our weighted average term to maturity was 14.1 years (December 31, 2018 - 10.7 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2019.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We have not sought a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	22	Fourth Quarter 2019

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities (effective January 1, 2019), and cash and cash equivalents or bank advances.

	As at December 31	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Long-term debt [1]	16,130	14,404	14,404
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,414)	(1,448)	(1,448)
Short-term borrowings	2,238	2,255	2,255
Lease liabilities [3]	1,725	1,545	—
Cash and cash equivalents	(494)	(405)	(405)

Adjusted net debt [4]	18,185	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA [4]	6,212	6,157	5,983

Debt leverage ratio [4]	2.9	2.7	2.5

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]	See "Critical Accounting Policies and Estimates" for more information.

[4]
Adjusted net debt, adjusted EBITDA, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Normal course issuer bid
In April 2019, the TSX accepted a notice of our intention to commence a NCIB program (2019 NCIB) that allows us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the 2019 NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2018, the TSX accepted a notice of our intention to commence a NCIB program (2018 NCIB) that allowed us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the NCIB for an aggregate purchase price of $500 million. We did not repurchase any shares during the year ended December 31, 2018.

In 2019, we purchased 9.9 million shares under our NCIB programs for $655 million. Pursuant to the 2019 NCIB, we repurchased for cancellation 7.7 million Class B Non-Voting Shares for $500 million, thereby purchasing the maximum allowed under the 2019 NCIB. In 2019, pursuant to the 2018 NCIB, we repurchased for cancellation 2.2 million Class B Non-Voting Shares for $155 million.

Rogers Communications Inc.	23	Fourth Quarter 2019

Outstanding common shares

	As at December 31	As at December 31
	2019	2018

Common shares outstanding [1]
Class A Voting Shares	111,154,811	111,155,637
Class B Non-Voting Shares	393,770,507	403,657,038

Total common shares	504,925,318	514,812,675

Options to purchase Class B Non-Voting Shares
Outstanding options	3,154,795	2,719,612
Outstanding options exercisable	993,645	1,059,590

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2018 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 87.2% of our outstanding debt, including short-term borrowings, as at December 31, 2019 (December 31, 2018 - 85.3%).

Debt derivatives
We use cross-currency interest rate agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facilities and US CP program during the three and twelve months ended December 31, 2019 and 2018.

		Three months ended December 31, 2019			Twelve months ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	420	1.34	561
Debt derivatives settled	—	—	—	420	1.34	564
Net cash received			—			3

US commercial paper program
Debt derivatives entered	2,851	1.32	3,766	12,897	1.33	17,127
Debt derivatives settled	2,426	1.32	3,204	12,847	1.33	17,069
Net cash received (paid)			5			(13)

Rogers Communications Inc.	24	Fourth Quarter 2019

		Three months ended December 31, 2018			Twelve months ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	125	1.26	157
Debt derivatives settled	—	—	—	125	1.26	157
Net cash (paid) received			—			(1)

US commercial paper program
Debt derivatives entered	3,826	1.31	5,025	15,262	1.29	19,751
Debt derivatives settled	3,620	1.31	4,735	14,833	1.29	19,148
Net cash received			26			63

As at December 31, 2019, we had US$1,226 million notional amount of debt derivatives outstanding relating to our US CP program (December 31, 2018 - US$1,178 million).

See "Mark-to-market value" for more information about our debt derivatives.

Senior notes
Below is a summary of the debt derivatives into which we entered related to senior notes for the three and twelve months ended December 31, 2019 and 2018.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676
November 12, 2019	1,000	2049	3.700%	3.996%	1,308

2018 issuances
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

We did not settle any debt derivatives related to senior notes during the quarter.

Lease liabilities
We entered into US$70 million notional amount ($91 million) of debt derivatives related to our outstanding lease liabilities this quarter at an average rate of $1.32/US$. The derivatives mature on a monthly basis over the next 36 months. We did not settle any debt derivatives related to our lease liabilities during the quarter.

See "Mark-to-market value" for more information about our debt derivatives.

Bond forwards
From time to time, we have used bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we had expected to issue in the future.

In the fourth quarter of 2018, after determining we would not be able to exercise our $900 million notional amount of outstanding bond forwards within the designated time frame, we discontinued hedge accounting and reclassified a $21 million loss from the hedging reserve within shareholders' equity to "change in fair value of derivative instruments" within finance costs. We subsequently extended the bond forwards and redesignated them as effective hedges.

We did not enter into or settle any bond forwards during the quarter. As at December 31, 2019, we had no bond forwards outstanding. See "Mark-to-market value" for more information about our bond forwards.

Rogers Communications Inc.	25	Fourth Quarter 2019

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2019 and 2018.

	Three months ended December 31, 2019			Twelve months ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	30	1.30	39	810	1.32	1,070
Expenditure derivatives settled	210	1.24	261	900	1.25	1,124

	Three months ended December 31, 2018			Twelve months ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	720	1.24	896
Expenditure derivatives settled	210	1.30	274	840	1.30	1,093

As at December 31, 2019, we had US$990 million notional amount of expenditure derivatives outstanding (December 31, 2018 - US$1,080 million) with terms to maturity ranging from January 2020 to December 2021 (December 31, 2018 - January 2019 to December 2020), at an average rate of $1.30/US$ (December 31, 2018 - $1.24/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2019, we had equity derivatives outstanding for 4.3 million (2018 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $51.76 (2018 - $51.54). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

We did not enter into or settle any equity derivatives during the quarter. See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	26	Fourth Quarter 2019

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	—	—	223	55

Net mark-to-market asset				1,439

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Net mark-to-market expenditure derivative asset				122
Equity derivatives not accounted for as hedges:
As assets	—	—	258	92

Net mark-to-market asset				1,500

Rogers Communications Inc.	27	Fourth Quarter 2019

Critical Accounting Policies and Estimates

See our 2018 Annual MD&A and our 2018 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2019
IFRS 16
Effective January 1, 2019, we adopted IFRS 16, which supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees. A lessee is generally required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;

•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;

•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and

•
relied upon our assessment of whether leases were onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

Rogers Communications Inc.	28	Fourth Quarter 2019

Effect of IFRS 16 Transition
Below is a summary of the IFRS 16 adjustments on certain key financial metrics from our Consolidated Statement of Financial Position as at January 1, 2019.

(in millions of dollars)	Reference	As reported as at December 31, 2018 [1]	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets
Current assets:
Other current assets		459	(23)	436
Remainder of current assets		4,429	—	4,429
Total current assets		4,888	(23)	4,865

Property, plant and equipment	i	11,780	1,481	13,261
Remainder of long-term assets		15,250	—	15,250

Total assets		31,918	1,458	33,376

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities		3,052	(55)	2,997
Current portion of lease liabilities	i	—	190	190
Remainder of current liabilities		3,784	—	3,784
Total current liabilities		6,836	135	6,971

Lease liabilities	i	—	1,355	1,355
Deferred tax liabilities		2,910	(9)	2,901
Remainder of long-term liabilities		13,993	—	13,993
Total liabilities		23,739	1,481	25,220

Shareholders' equity		8,179	(23)	8,156

Total liabilities and shareholders' equity		31,918	1,458	33,376

[1]	We have reclassified $23 million related to device financing receivables from "remainder of current assets" to "other current assets".

i) Right-of-use assets and lease liabilities
We have recorded a right-of-use asset and a lease liability for all existing leases at the lease commencement date, which is January 1, 2019 for the purposes of our adoption. The lease liability has been initially measured at the present value of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

Rogers Communications Inc.	29	Fourth Quarter 2019

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2018 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Rogers Communications Inc.	30	Fourth Quarter 2019

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.

Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow [1]	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

[1]
Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We redefined free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	31	Fourth Quarter 2019

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2019	2018	2019	2018

Net income	468	502	2,043	2,059
Add:
Income tax expense	168	182	712	758
Finance costs	230	205	840	793
Depreciation and amortization	638	564	2,488	2,211

EBITDA	1,504	1,453	6,083	5,821
Add (deduct):
Other income	(12)	(26)	(10)	(32)
Restructuring, acquisition and other	38	94	139	210
Gain on disposition of property, plant and equipment	—	—	—	(16)

Adjusted EBITDA	1,530	1,521	6,212	5,983

Reconciliation of adjusted EBITDA margin

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except margins)	2019	2018	2019	2018

Adjusted EBITDA	1,530	1,521	6,212	5,983
Divided by: total revenue	3,952	3,938	15,073	15,096

Adjusted EBITDA margin	38.7%	38.6%	41.2%	39.6%

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2019	2018	2019	2018

Net income	468	502	2,043	2,059
Add (deduct):
Restructuring, acquisition and other	38	94	139	210
Loss on bond forward derivatives	—	21	—	21
Gain on disposition of property, plant and equipment	—	—	—	(16)
Loss on repayment of long-term debt	19	—	19	28
Income tax impact of above items	(14)	(32)	(43)	(61)
Income tax adjustment, legislative tax change	—	—	(23)	—

Adjusted net income	511	585	2,135	2,241

Rogers Communications Inc.	32	Fourth Quarter 2019

Reconciliation of adjusted earnings per share

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2019	2018	2019	2018

Adjusted basic earnings per share:
Adjusted net income	511	585	2,135	2,241
Divided by:
Weighted average number of shares outstanding	509	515	512	515

Adjusted basic earnings per share	$1.00	$1.14	$4.17	$4.35

Adjusted diluted earnings per share:
Diluted adjusted net income	511	585	2,129	2,239
Divided by:
Diluted weighted average number of shares outstanding	510	517	513	516

Adjusted diluted earnings per share	$1.00	$1.13	$4.15	$4.34

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
	2019	2018	2019	2018
(In millions of dollars)		(restated) [1]		(restated) [1]

Cash provided by operating activities	1,166	1,051	4,526	4,288
Add (deduct):
Capital expenditures	(791)	(828)	(2,807)	(2,790)
Interest on borrowings, net of capitalized interest	(187)	(168)	(727)	(689)
Interest paid	198	151	779	726
Restructuring, acquisition and other	38	94	139	210
Program rights amortization	(19)	(19)	(77)	(58)
Net change in contract asset balances	149	186	204	354
Net change in financing receivable balances	60	—	84	—
Change in non-cash operating working capital items	(129)	42	138	114
Other adjustments	12	(38)	19	(21)

Free cash flow	497	471	2,278	2,134

[1]
Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	33	Fourth Quarter 2019

Reconciliation of adjusted net debt and debt leverage ratio

	As at December 31	As at January 1	As at December 31
(In millions of dollars)	2019	2019	2018

Current portion of long-term debt	—	900	900
Long-term debt	15,967	13,390	13,390
Deferred transaction costs and discounts	163	114	114
	16,130	14,404	14,404
Add (deduct):
Net debt derivative assets	(1,383)	(1,373)	(1,373)
Credit risk adjustment related to net debt derivative assets	(31)	(75)	(75)
Short-term borrowings	2,238	2,255	2,255
Current portion of lease liabilities	230	190	—
Lease liabilities	1,495	1,355	—
Cash and cash equivalents	(494)	(405)	(405)

Adjusted net debt	18,185	16,351	14,806

	As at December 31	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Adjusted net debt	18,185	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA	6,212	6,157	5,983

Debt leverage ratio	2.9	2.7	2.5

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Rogers Communications Inc.	34	Fourth Quarter 2019

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2019				2018 [1]
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,493	2,324	2,244	2,189	2,464	2,331	2,214	2,191
Cable	987	994	997	976	989	983	991	969
Media	530	483	591	468	540	488	608	532
Corporate items and intercompany eliminations	(58)	(47)	(52)	(46)	(55)	(33)	(57)	(59)
Total revenue	3,952	3,754	3,780	3,587	3,938	3,769	3,756	3,633
Total service revenue [2]	3,244	3,233	3,345	3,143	3,276	3,271	3,300	3,127

Adjusted EBITDA [3]
Wireless	1,064	1,138	1,128	1,015	1,028	1,099	1,029	934
Cable	497	499	478	445	489	490	462	433
Media	22	130	72	(84)	40	73	60	23
Corporate items and intercompany eliminations	(53)	(55)	(43)	(41)	(36)	(42)	(47)	(52)
Adjusted EBITDA	1,530	1,712	1,635	1,335	1,521	1,620	1,504	1,338
Deduct (add):
Depreciation and amortization	638	627	614	609	564	558	545	544
Gain on disposition of property, plant and equipment	—	—	—	—	—	(5)	—	(11)
Restructuring, acquisition and other	38	42	39	20	94	47	26	43
Finance costs	230	215	206	189	205	176	193	219
Other expense (income)	(12)	16	(1)	(13)	(26)	15	2	(23)
Net income before income tax expense	636	812	777	530	684	829	738	566
Income tax expense	168	219	186	139	182	235	200	141
Net income	468	593	591	391	502	594	538	425

Earnings per share:
Basic	$0.92	$1.16	$1.15	$0.76	$0.97	$1.15	$1.04	$0.83
Diluted	$0.92	$1.14	$1.15	$0.76	$0.97	$1.15	$1.04	$0.80

Net income	468	593	591	391	502	594	538	425
Add (deduct):
Restructuring, acquisition and other	38	42	39	20	94	47	26	43
Loss on bond forward derivatives	—	—	—	—	21	—	—	—
Loss on repayment of long-term debt	19	—	—	—	—	—	—	28
Gain on disposition of property, plant and equipment	—	—	—	—	—	(5)	—	(11)
Income tax impact of above items	(14)	(13)	(10)	(6)	(32)	(11)	(10)	(8)
Income tax adjustment, legislative tax change	—	—	(23)	—	—	—	—	—
Adjusted net income [3]	511	622	597	405	585	625	554	477

Adjusted earnings per share [3]:
Basic	$1.00	$1.22	$1.17	$0.79	$1.14	$1.21	$1.08	$0.93
Diluted	$1.00	$1.19	$1.16	$0.78	$1.13	$1.21	$1.07	$0.90

Capital expenditures	791	657	742	617	828	700	657	605
Cash provided by operating activities	1,166	1,305	1,057	998	1,051	1,304	1,048	885
Free cash flow [3,4]	497	767	609	405	471	627	595	441

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated prior periods. See "Critical Accounting Policies and Estimates" for more information.

[2]	As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2018 free cash flow have been restated. See "Non-GAAP Measures" for more information.

Rogers Communications Inc.	35	Fourth Quarter 2019

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2019	2018	2019	2018

Revenue	3,952	3,938	15,073	15,096

Operating expenses:
Operating costs	2,422	2,417	8,861	9,113
Depreciation and amortization	638	564	2,488	2,211
Gain on disposition of property, plant and equipment	—	—	—	(16)
Restructuring, acquisition and other	38	94	139	210
Finance costs	230	205	840	793
Other income	(12)	(26)	(10)	(32)

Income before income tax expense	636	684	2,755	2,817
Income tax expense	168	182	712	758

Net income for the period	468	502	2,043	2,059

Earnings per share:
Basic	$0.92	$0.97	$3.99	$4.00
Diluted	$0.92	$0.97	$3.97	$3.99

Rogers Communications Inc.	36	Fourth Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at January 1	As at December 31
	2019	2019 [1,2]	2018 [2]

Assets
Current assets:
Cash and cash equivalents	494	405	405
Accounts receivable	2,304	2,236	2,236
Inventories	460	466	466
Current portion of contract assets	1,234	1,052	1,052
Other current assets	524	436	459
Current portion of derivative instruments	101	270	270
Total current assets	5,117	4,865	4,888

Property, plant and equipment	13,934	13,261	11,780
Intangible assets	8,905	7,205	7,205
Investments	2,830	2,134	2,134
Derivative instruments	1,478	1,339	1,339
Contract assets	557	535	535
Other long-term assets	275	132	132
Goodwill	3,923	3,905	3,905

Total assets	37,019	33,376	31,918

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	2,238	2,255	2,255
Accounts payable and accrued liabilities	3,033	2,997	3,052
Income tax payable	48	177	177
Other current liabilities	141	132	132
Contract liabilities	224	233	233
Current portion of long-term debt	—	900	900
Current portion of lease liabilities	230	190	—
Current portion of derivative instruments	50	87	87
Total current liabilities	5,964	6,971	6,836

Provisions	36	35	35
Long-term debt	15,967	13,390	13,390
Derivative instruments	90	22	22
Lease liabilities	1,495	1,355	—
Other long-term liabilities	614	546	546
Deferred tax liabilities	3,437	2,901	2,910
Total liabilities	27,603	25,220	23,739

Shareholders’ equity	9,416	8,156	8,179

Total liabilities and shareholders’ equity	37,019	33,376	31,918

[1]
As a result of our adoption of IFRS 16 on January 1, 2019, we have presented a condensed consolidated statement of financial position as at that date. See "Critical Accounting Policies and Estimates" for more information.

[2]	We have reclassified $23 million related to device financing receivables from "accounts receivable" to "other current assets".

Rogers Communications Inc.	37	Fourth Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2019	2018	2019	2018
Operating activities:
Net income for the period	468	502	2,043	2,059
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	638	564	2,488	2,211
Program rights amortization	19	19	77	58
Finance costs	230	205	840	793
Income tax expense	168	182	712	758
Post-employment benefits contributions, net of expense	7	(6)	(75)	(44)
Gain on disposition of property, plant and equipment	—	—	—	(16)
Net change in contract asset balances	(149)	(186)	(204)	(354)
Net change in financing receivable balances	(60)	—	(84)	—
Other	(31)	18	46	33
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,290	1,298	5,843	5,498
Change in non-cash operating working capital items	129	(42)	(138)	(114)
Cash provided by operating activities before income taxes paid and interest paid	1,419	1,256	5,705	5,384
Income taxes paid	(55)	(54)	(400)	(370)
Interest paid	(198)	(151)	(779)	(726)

Cash provided by operating activities	1,166	1,051	4,526	4,288

Investing activities:
Capital expenditures	(791)	(828)	(2,807)	(2,790)
Additions to program rights	(31)	(26)	(60)	(54)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	109	107	(35)	(125)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(1,731)	—
Other	20	9	21	25

Cash used in investing activities	(693)	(738)	(4,612)	(2,944)

Financing activities:
Net proceeds received on short-term borrowings	553	256	30	508
Net (repayment) issuance of long-term debt	(92)	—	2,184	(823)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	5	26	(121)	388
Principal payments of lease liabilities [1]	(43)	—	(167)	—
Transaction costs incurred	(28)	—	(61)	(18)
Repurchase of Class B Non-Voting Shares	(361)	—	(655)	—
Dividends paid	(256)	(247)	(1,016)	(988)
Other	(19)	—	(19)	—

Cash (used in) provided by financing activities	(241)	35	175	(933)

Change in cash and cash equivalents	232	348	89	411
Cash and cash equivalents (bank advances), beginning of period	262	57	405	(6)

Cash and cash equivalents, end of period	494	405	494	405

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. See "Critical Accounting Policies and Estimates" for more information.

Rogers Communications Inc.	38	Fourth Quarter 2019

Investments

	As at December 31	As at December 31
(In millions of dollars)	2019	2018

Investments in:
Publicly traded companies	1,831	1,051
Private companies	107	145
Investments, measured at fair value through other comprehensive income	1,938	1,196
Investments, associates and joint ventures	892	938

Total investments	2,830	2,134

Long-term debt

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2019	2018

Senior notes	2019		400	2.800%	—	400
Senior notes	2019		500	5.380%	—	500
Senior notes	2020		900	4.700%	—	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	649	682
Senior notes	2023	US	850	4.100%	1,104	1,160
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	909	955
Senior notes	2026	US	500	2.900%	649	682
Senior notes	2029		1,000	3.250%	1,000	—
Senior debentures [1]	2032	US	200	8.750%	260	273
Senior notes	2038	US	350	7.500%	455	478
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	649	682
Senior notes	2043	US	650	5.450%	844	887
Senior notes	2044	US	1,050	5.000%	1,364	1,433
Senior notes	2048	US	750	4.300%	974	1,022
Senior notes	2049	US	1,250	4.350%	1,624	—
Senior notes	2049	US	1,000	3.700%	1,299	—
					16,130	14,404
Deferred transaction costs and discounts					(163)	(114)
Less current portion					—	(900)

Total long-term debt					15,967	13,390

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2019 and December 31, 2018.

Rogers Communications Inc.	39	Fourth Quarter 2019

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "2020 Outlook" relating to our 2020 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	40	Fourth Quarter 2019

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our full-year 2020 guidance
Our 2020 guidance ranges above are based on many assumptions including, but not limited to, the following material assumptions:

•	continued increase in competitive intensity in all segments in which we operate;

•	a substantial portion of our 2020 US dollar-denominated expenditures is hedged at an average exchange rate of $1.30/US$;

•	key interest rates remain relatively stable throughout 2020;

•
no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions issued during 2020 could materially alter underlying assumptions around our 2020 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•	specifically, we continue to charge the interim rates, as set in March 2016, to resellers of our high-speed Internet access services;

•	Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2020 compared to 2019;

•	an overall shift in the market dynamics to unlimited data wireless service plans and wireless device financing;

•	lower overage revenue, most notably in the first half of 2020, as a result of the introduction of our Rogers Infinite plans late in the second quarter of 2019;

•	overall wireless market penetration in Canada grows in 2020 at a similar rate as in 2019;

•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics or accelerated shifts in consumer video and/or data consumption;

•
continued subscriber growth in Wireless and Internet; stable to declining Television subscribers, including the impact of customers migrating to Ignite TV from our legacy product; and a decline in our Phone subscriber base;

•	in Media, continued growth in sports and declines in certain traditional media businesses; and

•	with respect to the increase in capital expenditures:

•
we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to our Connected Home roadmap in 2020.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in our 2018 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	41	Fourth Quarter 2019